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Exhibit (a)(4)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

ECC International Corp.

at

$5.25 Net per Share

by

CDA Acquisition Corporation,
a Wholly Owned Subsidiary of
Cubic Corporation

(not to be used for signature guarantees)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 24, 2003, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks,
Trust Companies and other Nominees:

        We are CDA Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Cubic Corporation, a Delaware corporation ("Cubic"). We are making an offer to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of ECC International Corp., a Delaware corporation ("ECC"), at a price of $5.25 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in our Offer to Purchase, dated August 27, 2003 (the "Offer to Purchase"), and in the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares that are registered in your name or in the name of your nominee.

        Holders of Shares who wish to tender their Shares but whose certificates for such Shares (the "Share Certificates") are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to Computershare Trust Company of New York (the "Depositary") prior to the Expiration Date (as defined in the Offer to Purchase) must tender their Shares according to the guaranteed delivery procedure set forth in the Offer to Purchase.

        Enclosed herewith are copies of the following documents:

          1.     The Offer to Purchase dated August 27, 2003;

          2.     The Letter of Transmittal to be used by stockholders of ECC to tender Shares in the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used to tender Shares);

          3.     A letter to stockholders of ECC from the Chief Executive Officer of ECC, accompanied by ECC's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission by ECC which includes the unanimous recommendation of ECC's board of directors that ECC stockholders accept the Offer and tender their Shares to us pursuant to the Offer;

          4.     A printed form of letter that may be sent to your clients for whose account you hold Shares that are registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          5.     Notice of Guaranteed Delivery to be used to accept the Offer if Share Certificates are not immediately available or if such certificates and all other required documents cannot be delivered to the Depositary or if the procedures for book-entry transfer cannot be completed on a timely basis;

          6.     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7.     Return envelope addressed to Computershare Trust Company of New York as the Depositary for the Offer.

        We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 24, 2003, unless the Offer is extended.

        This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 20, 2003 (the "Merger Agreement"). Following our purchase of shares of ECC common stock in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, we will be merged with and into ECC (the "Merger"), with ECC surviving the Merger as a wholly owned subsidiary of Cubic. As a result of the Merger, each outstanding share of ECC common stock (other than shares owned by Cubic, us, ECC or any wholly owned subsidiary of Cubic or ECC, or by any stockholder of ECC who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

        ECC's board of directors has, at a meeting held on August 20, 2003, by the unanimous vote of all directors of ECC, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of ECC's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the General Corporation Law of the State of Delaware and (iii) declared that the Merger Agreement is advisable. Accordingly, ECC's board of directors unanimously recommends that the stockholders of ECC accept the Offer and tender their shares of ECC common stock to us in the Offer and, if required, vote to adopt the Merger Agreement and approve the Merger.

        The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) shares of ECC common stock that, together with any shares of ECC common stock then owned by Cubic or any wholly owned subsidiary of Cubic (including us), represent a majority of the Fully Diluted Number of Company Shares. The term "Fully Diluted Number of Company Shares" is defined in the Merger Agreement as the sum of all shares of ECC capital stock outstanding immediately prior to our acceptance of tenders pursuant to the Offer, plus the aggregate number of shares of ECC capital stock issuable upon the exercise of any then-outstanding "in the money" options, warrants or other rights to acquire capital stock of ECC or upon conversion of any then-outstanding security convertible into capital stock of ECC. An option or warrant is considered "in the money" for these purposes if the exercise price of such option or warrant is less than $5.25 per share. The foregoing condition is referred to as the "Minimum Condition."

        Each of ECC's directors, executive officers and stockholders with representatives on the board of directors of ECC have entered into stockholder tender agreements with Cubic pursuant to which they have agreed, in their respective capacities as stockholders of ECC, to tender all of their shares of ECC common stock, as well as any additional shares of ECC common stock that they may acquire (pursuant to ECC stock options or otherwise), to us in the Offer, and to also cause any person that they or any of their affiliates or associates controls to do so. The parties to the stockholder tender agreements have also agreed to vote all of their shares of ECC common stock, and to also cause any person that they or any of their affiliates or associates controls to vote all of such person's shares of ECC common stock, against any action that would result in a breach of the Merger Agreement, against any competing acquisition proposal, against any proposal to change a majority of the board of directors of ECC, against any action that would cause the conditions to the acceptance of the Offer or completion of the Merger not to be met and against any action intended or reasonably expected to interfere with the Offer or Merger. As of August 20, 2003, the stockholders who executed stockholder tender agreements, and persons that they or their affiliates or associates control, held in the aggregate 2,897,428 shares of ECC common stock, which represented approximately 36.6% of the outstanding shares of ECC common stock as of that date. The stockholder tender agreements terminate upon any termination of the Merger Agreement.

        On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, the Purchaser will accept for payment, and will pay for, all Shares validly tendered to the Purchaser and not withdrawn prior to the Expiration Date. To validly tender Shares in the Offer (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it), properly completed and duly executed, together with any required signature guarantees and any other required documents must be received by the Depositary prior to the Expiration Date, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase), and any other required documents, must be received by the Depositary prior to the Expiration Date and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase), must be received by the Depositary prior to the Expiration Date or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase prior to the Expiration Date.

        Neither we nor Cubic will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary, the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of shares of ECC common stock in connection with the Offer. Upon request, we will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

        Questions regarding the Offer, and requests for additional copies of the enclosed material, may be directed to the Information Agent at the address and telephone number listed on the back cover of the Offer to Purchase.

                      Very truly yours,

                      CDA Acquisition Corp.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF US, CUBIC, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US OR ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL FOR THE OFFER.

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Offer to Purchase for Cash All Outstanding Shares of Common Stock of ECC International Corp. at $5.25 Net per Share by CDA Acquisition Corporation, a Wholly Owned Subsidiary of Cubic Corporation (not to be used for signature guarantees)